FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 06, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





Issued - Monday 6 February 2006, London





Dr. Moncef Slaoui to Head GlaxoSmithKline Research and Development





GlaxoSmithKline plc (GSK) has announced today that Dr. Moncef Slaoui, currently Senior Vice President, Worldwide Business Development and External Alliances, GSK R&D, will become Chairman, Research & Development, effective 1st June 2006. Reporting to Dr. Jean-Pierre Garnier, Chief Executive Officer of GSK, Dr. Slaoui will also join the Corporate Executive Team and the company's Board of Directors.



Dr. Slaoui, 46, will succeed Dr. Tadataka (Tachi) Yamada, who will retire from the company on 1st June to become Executive Director of the Global Health Program at the Bill & Melinda Gates Foundation. The retirement of Dr. Yamada is the subject of a separate announcement today.



Dr. Slaoui will bring to his new role broad experience in scientific research, product development, and executive management. In his current position, he has served on the R&D Executive Team and spearheaded recent changes in R&D to enhance drug discovery and accelerate product development. Previously, in GSK Biologicals, he engineered the development of a robust vaccines pipeline, including Rotarix, to prevent infantile gastroenteritis, and Cervarix, to prevent cervical cancer.



"Moncef combines scientific acumen, sound business sense, and a fervent commitment to public health," said Dr. Garnier. "Following a career in academia, he has demonstrated during his 17 years at GSK that he can create a strategic vision and then vigorously pursue it to develop new products that profoundly enhance healthcare."



"Moncef is an outstanding scientist and a charismatic leader. Most importantly he and I share a common commitment to the welfare of patients," said Dr. Yamada.



Dr. Slaoui said, "GSK has one of the most promising pipelines in the industry. Our challenge, going forward, is to deliver to patients the many medicines we have in development, whilst continuing to grow the pipeline. Along with my colleagues in R&D, we are embracing this challenge and we fully expect to be able to deliver medicines of great value for patients and for GSK in the coming years."



Dr. Slaoui earned a Ph.D. in Molecular Biology and Immunology from the Universite Libre de Bruxelles, Belgium, and completed postdoctoral studies at Harvard Medical School and Tufts University School of Medicine, Boston. He was a professor of Immunology at the University of Mons, Belgium. He has authored more than 100 scientific papers and presentations. A citizen of Morocco and Belgium, he is fluent in English, French, and Arabic.



S M Bicknell

Company Secretary



6 February 2006








Enquiries:

UK Media enquiries:                      Philip Thomson          (020) 8047 5502
                                         David Mawdsley          (020) 8047 5502
                                         Chris Hunter-Ward       (020) 8047 5502
                                         Alice Hunt              (020) 8047 5502

US Media enquiries:                      Nancy Pekarek           (215) 751 7709
                                         Mary Anne Rhyne         (919) 483 2839
                                         Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:     Duncan Learmouth        (020) 8047 5540
                                         Anita Kidgell           (020) 8047 5542
                                         Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo           (215) 751 7002
                                         Tom Curry               (215) 751 5419




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 06, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc